Form 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name & Address of Company

Metalla Royalty & Streaming Ltd.(the“Company”)
Suite 501 – 543 Granville Street
Vancouver, BC
V6C 1X8

Item 2. Date of Material Change

March 01, 2018

Item 3. News Release

A press release dated March 01, 2018 was issued to the British Columbia, Alberta, and Ontario Securities Commissions, disseminated through the facilities of GlobeNewswire and filed on Sedar.

Item 4. Summary of Material Change

The Company announced that it has nominated Alexander Molyneux and Frank L. Hanagarne, Jr. to the Board of Directors, and added Drew Clark as V.P. of Corporate Development.

The Company also announced Mr. Beaudry has resigned as a director of Metalla to pursue other ventures. He will remain a technical advisor to the Company on a consultant basis.

Additionally, the Company granted 1,500,000 stock options to purchase common shares at CAD$0.64 per share for a period of five years, to officers and directors according to its equity compensation plan.

Item 5. Full Description of Material Change

Item 5.1 Full Description of Material Change

Please refer to the press release of the Company disseminated on March 01, 2018 attached hereto.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Brett Heath, President & CEO
Phone: 604-696-0741
Email: brett@metallaroyalty.com

Item 9. Date of Report:

March 02, 2018

METALLA STRENGTHENS BOARD AND MANAGEMENT TEAM

FOR IMMEDIATE RELEASE	TSXV: MTA
OTCQX: MTAFF
March 1, 2018	Frankfurt: X9CP

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. (“Metalla” or the“ Company”) (TSXV:MTA) (OTCQX:MTAFF) (FRANKFURT:X9CP) is pleased to announce that it has nominated Alexander Molyneux and Frank L. Hanagarne, Jr. to the Board of Directors subject to TSXV and regulatory approvals, and added Drew Clark as V.P. of Corporate Development.

“We are privileged to have Mr. Molyneux, Mr. Hanagarne, and Mr. Clark join the Metalla team. Mr. Hanagarne possesses a strong technical background and operational experience from world-class mining companies. Mr. Molyneux brings an extensive investment network, together with capital markets and transactional experience. Mr. Clark brings a broad network and experience directly tied to royalty and streaming transactions. All will be an invaluable addition to Metalla’s team and positions the Company to continue its goal of acquiring accretive royalty and streaming assets.” commented Brett Heath, President and CEO of Metalla.

Appointment of Alexander Molyneux as Non-Executive Director

Mr. Molyneux is an experienced metals and mining industry executive and financier. He currently serves as Chief Executive Officer of one of the world largest publicly listed uranium producers, Paladin Energy Ltd. (ASX:PDN) (2015 – present), where he recently presided over a US$700M recapitalization and successful public re-listing of the company. Mr. Molyneux also currently serves as Non-Executive Chairman of Argosy Minerals Ltd. (ASX:AGY) (2016 – present) and Azarga Metals Corp. (TSXV:AZR) (2016 – present). He was previously a Non-Executive Director of Goldrock Mines Corp. (TSXV:GRM) (2012 – 2016) until its successful sale to Fortuna Silver Inc. and was CEO and Director of SouthGobi Resources Ltd. (TSX: SGQ) (2009 – 2012), an Ivanhoe Mines Group company. Prior to these executive and director roles, Mr. Molyneux was Managing Director, Head of Metals and Mining Investment Banking, Asia Pacific for Citigroup in Hong Kong. As a specialist resources investment banker, he spent approximately 10 years providing advice and investment banking services to natural resources corporations. Mr. Molyneux continues to be based in Asia where he has an extensive network within the institutional investment community and local participants in the metals and mining industry. Mr. Molyneux holds a Bachelor Degree in Economics from Monash University in Australia, and currently owns 250,000 Metalla shares that he has accumulated in the last 12-months through on market cash purchases.

Appointment of Frank L. Hanagarne, Jr. as Non-Executive Director

Mr. Hanagarne joined Coeur Mining, Inc. in 2011 after 17 years of service at Newmont Mining. He has held the post of Sr. Vice President and Chief Operating Officer of Coeur Mining since 2013. Mr. Hanagarne served as Sr. Vice President and Chief Financial Officer of Coeur Mining, Inc. from 2011 to 2013. While at Newmont, Mr. Hanagarne managed the royalty portfolio acquired by Newmont (Newmont Capital) from Franco Nevada which included a global distribution of over 200 royalty assets. He led an extensive portion of the effort undertaken to vend the royalty portfolio in 2007 for CAD$ 1.3B through the IPO of Franco Nevada. Mr. Hanagarne also served in responsible positions including Operations, Director of Corporate Development, and as Chief Operating Officer of Valcambi, SA, a precious metal refiner in Switzerland, in which Newmont Mining Corporation has an equity interest. Mr. Hanagarne has a Master's degree in Business Administration from the University of Nevada, Reno, and a Bachelor of Science Degree in Metallurgical Engineering from the New Mexico Institute of Mining and Technology.

Addition of Drew Clark as V.P. Corporate Development

Mr. Clark has over a decade of experience within the mining sector as a research analyst, investment banker and corporate development professional. He joined Metalla from a boutique investment bank where he was VP Corporate Finance where he covered royalty and streaming companies. Mr.Clark’s corporate development career includes Carlisle Goldfields, which was sold to Alamos Gold, and Premier Royalty Corp. (“Premier”) where he was responsible for Corporate Development. As an integral part of the team at Premier, he was responsible for the identification and evaluation of hundreds of royalty and streaming opportunities. In less than two years, Premier acquired six high-quality operating royalties, went public on the TSX and raised over CAD$40M both privately and publicly. The success of Premier culminated in its acquisition by Sandstorm Gold. Mr. Clark started in the industry as a junior mining research associate at CIBC World Markets and went on to become a publishing mining analyst at two boutique investment dealers in Toronto. Mr. Clark obtained his Bachelor’s in Commerce Degree from McGill University and is a CFA charter holder.

Resignation of Charles Beaudry from the Board

Mr. Beaudry has resigned as a director of Metalla to pursue other ventures. He will remain a technical advisor to the Company on a consultant basis. The Company would like to thank Mr. Beaudry for his service as a director since 2010 and wish him the best on his future endeavors.

Corporate Matters

Between November 1, 2017 and February 28, 2018, a total of 1,233,333 stock options were exercised for proceeds of CAD$356,000, and 520,667 warrants for CAD$234,300. During the same period, the Company also issued 48,000 common shares for vesting of its restricted share units and cancelled 362,500 stock options. On March 1, 2018, Metalla granted 1,500,000 stock options to purchase common shares at CAD$0.64 per share to officers and directors according to its equity compensation plan.

The board nominations and option grants are subject to TSXV and regulatory approvals.

About Metalla

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information please visit our website at www.metallaroyalty.com

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.
Brett Heath, President & CEO
Phone: 604-696-0741
Email: info@metallaroyalty.com
Website: www.metallaroyalty.com